950 48th Avenue North

Suite 203

Myrtle Beach, SC 29577

(843) 213-0999

(843) 213-0788 (fax)

www.nexitybank.com

September 11, 2007

Ms. Sharon M. Blume

Reviewing Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Nexity Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 000-51273

Dear Ms. Blume:

I received your comment letter dated September 6, 2007 regarding your review of our supplemental response letter dated August 31, 2007. We acknowledge that Nexity Financial Corporation (“Nexity”) is responsible for the adequacy and accuracy of the disclosure in this filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Nexity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Composition of Allowance for Loan Losses, page 39

1.	We will revise future ’34 Act filings to include the information provided in our response to your comment letter dated August 8, 2007.

Consolidated Statements of Cash Flows, page 51

2.	Our audit committee met on September 11, 2007 to consider the staff’s comments and concluded that Nexity would file an amended Form 10-K for 2006 and a Form 10-Q

Sharon M. Blume

Securities and Exchange Commission

September 11, 2007

for the first quarter of 2007. Accordingly, we will amend our Forms 10-K and 10-Q for the year ended December 31, 2006 and the fiscal quarter ended March 31, 2007, respectively, to present cash flows from purchases and sales of trading securities as operating activities, consistent with the accounting principles set forth in SFAS 102. We will also disclose the information required by paragraph 26 of SFAS 154 and mark the statements as restated and provide an explanatory paragraph at the beginning of the filings describing the reason for the amendment. We will also file an Item 4.02 Form 8-K.

If you have any questions or need additional information, please call me at (843) 213-0999 or email me at jmoran@nexitybank.com.

Sincerely,

/s/ John J. Moran
John J. Moran
Executive Vice President &
Chief Financial Officer

Cc:	Michael D. Waters

Balch & Bingham, LLP

Hanson Borders

Mauldin & Jenkins, LLC

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